29 July 2009

Cadbury Reports Good First Half Performance
Increases Margin Guidance for 2009

First Half Highlights

Revenue growth of 4% in constant currency; up 13% in reported currency to £2.8bn.

•	Strong growth in chocolate, up 10%, led by excellent market share gains in the UK and very good growth in emerging markets, particularly India and South Africa

•	Better second quarter for gum and candy, particularly in the US

•	Growth in the UK, Pacific and key emerging markets more than offset difficult trading in Europe.

Margin growth of 145bps in constant currency; up 180bps in reported currency.

•	Strong delivery of Vision into Action savings in first half underpinned a 100bps reduction in SG&A costs

•	Absolute level of marketing investment broadly maintained; impact of media deflation and marketing phasing resulted in a lower spend as a percentage of sales

•	Gross margins broadly unchanged; impact of input cost inflation offset by price / mix benefits.

Strong financial performance.

•	Underlying operating profit up 19% in constant currency due to significant margin improvement; up 35% in reported currency to £319m

•	Proforma EPS up 12% in constant currency; up 24% in reported currency

•	Reported EPS from continuing and discontinued operations of 23.1p (H1 2008: 6.0p)

•	Interim dividend up 8% at 5.7p (2008: 5.3p)

•	Net debt £1.8bn (FY 2008: £1.9bn; H1 2008: £1.7bn)

Strategic and sustainability highlights.

•	Completed divestment of Australia Beverages

•	Announced three further Vision into Action restructuring projects

•	Further investment to accelerate restructuring of European activities

•	Launched Fairtrade certified Cadbury Dairy Milk in Britain and Ireland

Guidance for the year increased.

•	Expected revenue growth remains around the lower end of our 4-6% goal range with stronger margin improvement of between 80-100bps in constant currency

Except where stated, all movements use constant currency – see Basis of Preparation for impact of exchange

Todd Stitzer, Cadbury’s CEO said: “We made good progress in the first half in challenging trading conditions. A strong chocolate performance and good growth in emerging markets more than offset a slow start in North America and continued softness in Europe. At the same time, we significantly improved our trading margin whilst maintaining our investment in marketing and product innovation.”

“Looking forward for the year as a whole, given the continuing economic uncertainty, we reconfirm our guidance to deliver revenue growth around the lower end of our 4-6% goal range. In addition, we now expect to deliver a full year margin increase of between 80-100 basis points in constant currency.”

First Half Results		Re-presented	Reported Currency	Constant
				Currency[4]
£m	2009	2008[3]	Growth %	Growth %
Revenue	2,767	2,440	+13	+4
Underlying Profit from Operations[1]	319	237	+35	+19
Restructuring & other non-underlying items	(118)	(99)
Profit from Operations	201	138
Underlying Profit before Tax[1]	262	212	+24	+11
Profit before Tax	112	134
Underlying EPS Continuing Ops[1]	13.9p	8.0p
Reported EPS Continuing Ops	5.8p	8.5p
Reported EPS Continuing & Discontinued Ops	23.1p	6.0p
Proforma EPS – Continuing Ops[2]	13.9p	11.2p	+24	+12
Dividend per share	5.7p	5.3p	+8

Notes

1	Cadbury plc believes that underlying profit from operations, underlying profit before tax and underlying earnings per share provide additional information on underlying trends to shareholders. The term underlying is not a defined term under IFRS, and may not be comparable with similarly titled profit measures reported by other companies. It is not intended to be a substitute for, or superior to, IFRS measures of profit. A full reconciliation between underlying and reported measures is included in the segmental reporting and reconciliation of underlying measures note.

2	As a result of the Scheme of Arrangement to replace Cadbury Schweppes plc with Cadbury plc as the new holding company of the Group and the subsequent demerger of Americas Beverages on 7 May 2008, the shares of the Group were restructured with 100 Cadbury Schweppes shares exchanged for 64 Cadbury shares and 12 shares in Dr Pepper Snapple Group. Proforma EPS calculates underlying earnings per share of the continuing Group with reference to the underlying net profit from continuing operations and assumes that the share consolidation was in place for the entire period in 2008.

3	In accordance with IFRS 5, the Income Statement for the six months ended 30 June 2008 has been re-presented following the disposal of Australia Beverages.

4	Constant currency growth excludes the impact of exchange rate movements during the period.

For Further Information

For Further Information:
Cadbury plc	+44 1895 615000
http://www.cadbury.com

Capital Market Enquiries	+44 1895 615124
John Dawson, Rachel Stevens and Basak Kotler
Media Enquiries
Cadbury	+44 1895 615011
Maria Darby-Walker
Finsbury	+44 20 7251 3801
Rollo Head

Presentation
A presentation on the results will be webcast live on the Group’s website http://www.cadbury.com at 10:00 (BST) today. Copies of the presentation will be available on the website from 09:30 (BST).

Teleconference Call
A teleconference call for US analysts and investors will take place at 15:00 (BST) today, 16:00 (central Europe), 10:00 (EST).

	Teleconference	Replay
Cadbury Hosts: Todd Stitzer and Andrew Bonfield
15:00 BST (16:00 CET, 10:00 EST)
UK and Europe	+44 20 3037 9208	+44 20 8196 1998
USA	+1 866 966 5335	+1 866 583 1039
Replay Access Number:		5436837#

The teleconference call will be archived on the Cadbury corporate website at www.cadbury.com.

Video Interviews
Video interviews with our CEO, Todd Stitzer, and our CFO, Andrew Bonfield, are available from 07:00 (BST) today on www.cadbury.com

High resolution images to accompany this announcement are available for the media to view and download free of charge from www.cadbury.com/media/imagelibrary. Additional high resolution images, specific to the results, will be available for the media to view and download free of charge from http://www.vismedia.co.uk/vm-online.asp from 11:00 on the day of the results

About Cadbury
Cadbury is one of the world’s largest confectionery businesses with number one or number two positions in over 20 of the world’s 50 biggest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury Dairy Milk, Flake, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and The Natural Confectionery Co. in candy.

Forward Looking Statements and Basis of Preparation
Reference is made to the paragraphs entitled ‘Forward Looking Statements’ and ‘Basis of Preparation’ on page 14 of this statement.

FIRST HALF 2009 RESULTS

CONTINUING OPERATIONS

£m	H1	Base	Acq/	Business	Exchange	H1
	2008	Business[1]	Disposals	Improvement Costs		2009
Revenue	2,440	96	(9)	—	240	2,767
- year-on-year change		+3.9%	-0.3%	—	+9.8%	+13.4%
Underlying Profit from Operations	237	44	1	—	37	319
- year-on-year change		+19%	—	—	+16%	+35%
Underlying Operating Margin	9.7%	+140bps	+5bps		+35bps	11.5%

1 Base business results are stated at constant currency and before acquisitions and disposals

Cadbury delivered a good first half performance, despite a slow start to the year. Good growth in base business revenue and a strong improvement in margin generated significant increases in underlying operating profit and earnings per share. In addition, exchange rate movements increased revenue by 10% and underlying operating profit by 16%, adding 35 basis points (bps) to underlying operating margin.

Cadbury’s revenue benefited from an improved trend in all three confectionery categories; growth in chocolate was strong throughout the half and both gum and candy reported positive growth in the second quarter. This was achieved despite cycling strong prior year comparatives, particularly for gum in the US and Europe, and for the Halls brand globally.

Overall base business revenue growth was 4%, reflecting price and mix benefits of around 6%. Cadbury continued to focus on eliminating product complexity through portfolio rationalisation, which, together with the effect of retail destocking (which was mainly in the US and limited to the first few months of the year) reduced revenue and volume for the half by around 1-2%.

Revenue Performance by Category

Overall, for the first half, as in the first quarter, our main chocolate markets delivered strong growth and good market share gains, particularly in the UK. Throughout the period, there was increased demand for chocolate and bagged candies, the expected beneficiaries of a stay-at-home culture. At the same time, despite a softer start to the year, the more functional or ‘activity’ related products, for example medicated candies and gum, started to deliver positive growth.

•	Chocolate (45% of revenue in the half) delivered revenue growth of 10% (up 7% in the first quarter and 13% in the second quarter), reflecting strong performances in the UK, India and South Africa. Australia delivered progressively good growth with the business getting some early benefits from the relaunch of the core Cadbury Dairy Milk brand in the second quarter of the year.

•	Gum (35%) revenue was unchanged in the first half (down 2% in the first quarter and up 2% in the second quarter). The improvement in the second quarter reflected strong growth across South America. At the same time, market share improved in key markets, with the exception of the US where a major programme of innovation is planned for the second half of the year.

•	Candy (20%) revenue was unchanged in the first half (down 2% in the first quarter and up 2% in the second quarter), reflecting an improved performance from Halls, after a weak first quarter, and strong performances from mainstream candy brands in the US, Middle East and Africa, Japan and mainland Asia.

Revenue from our focus brands benefited from our strengthened global category model and increased focus on fewer, bigger initiatives. Within chocolate, Cadbury Dairy Milk and Creme Egg performed well but were outshone by strong growth in other seasonal products and countline innovations. In candy, The Natural Confectionery Co. and Eclairs both performed strongly. For Halls, the largest candy brand in the world, first half revenue declined overall, but improved in the second quarter after a slow start to the year. In gum, Trident, the world’s largest gum brand, grew well, reflecting strong growth in Brazil and other parts of Latin America. Hollywood grew market share but revenue declined as a result of the weak underlying French market.

Revenue Performance by Market

Our performance by market reflected the mix between chocolate, gum and candy, as described above, local market share gains and the relative impact of customer de-stocking. Market share progress was good overall. Based on the markets for which we have recent share data available, which represent nearly 85% of our revenue, we generated good market share growth in nearly 50% by revenue value, and held market share in a further 25%. Overall, our focus markets grew by 5% and focus customers by 6%.

•	In emerging markets (38% of revenue in the half), revenue growth was good, up 7% in the half (up 6% in the first quarter, up 8% in the second quarter), led by strong performances in India, South Africa and South America. Trading in Russia and South East Asia, improved toward the end of the period with Russia delivering growth for the half overall.

•	In developed markets (62%), revenue grew 2% with a much stronger second quarter (up 5%) offsetting the slow start to the year (first quarter unchanged), reflecting stronger growth in the UK and an improved performance in the US which together more than offset the effect of weak market conditions in Europe.

Profit Performance

First half gross margin was broadly unchanged at 47.1% (H1 2008: 47.3%). Supply chain cost savings and improved product mix offset the adverse category mix effect (resulting from the higher level of growth in chocolate) and the impact of weaker volumes on operational leverage. Although input cost inflation was covered by price realisation on an absolute basis, gross margin was still reduced by around 20bps.

During the first half, we maintained investment in marketing, with the business reinvesting the benefit of media rate deflation in other marketing activities. As a result, whilst the headline investment as a percentage of sales was down at 10.7% (H1 2008: 11.6%), the absolute level of spend at £271m was broadly unchanged (H1 2008: £282m).

Central costs fell by £9m to £52m, reflecting the benefit of Vision into Action cost reduction initiatives announced in October 2007 and October 2008, which progressively benefited central costs from June 2008 onwards. In the first half, central costs also benefited from timing differences on the recognition of project costs, particularly in IT, which will be reflected in the second half. As a result, we remain on track to deliver a full year reduction in central costs of around £15m.

As a result, underlying operating margin improved strongly, up 145bps in constant currency, increasing to 180bps at reported rates. The principal sources of improvement were savings arising from our Vision into Action cost saving programme (around 100bps) and the benefits arising from media deflation and re-phasing our marketing investment to support innovation in the second half (c.90bps). These were partially offset by reduced gross margins (c.20bps) and inflation and other income and expense items within SG&A (c.25bps).

A more detailed review of performance by business unit is included later in the release.

Vision into Action Update

In June 2007, we set out our Vision into Action business plan. This focuses resources and projects around three key priorities — growth, efficiency and capability — with the objective of simultaneously delivering strong revenue growth within our goal range whilst significantly improving our operating margins from around 10% to mid-teens by 2011.

During the first half of 2009, the core elements of our “fewer, faster, bigger, better” growth priority and investment in strengthened commercial capabilities continued to deliver good revenue growth and build a stronger pipeline of product innovation for 2010 onwards.

In March, we announced an agreement for Cadbury Dairy Milk in Britain and Ireland to become the first major chocolate brand to gain Fairtrade certification. Products carrying the Fairtrade label are already being manufactured and will be in store over the next few weeks. Focused on building consumer relevance, this initiative strengthens Cadbury Dairy Milk as a key advantaged, consumer preferred brand. At the same time it creates a sustainable supply of high quality cocoa and increases our commitment to Ghana.

In addition, we announced, started or completed a number of projects that will improve underlying operating margins in 2009, 2010 and 2011. Projects include:

•	Closure of our Barcelona gum factory in Spain. This was completed in early July and will result in 160 people leaving the business by the end of the year.

•	Consolidation of our Turkish manufacturing operations. The phased relocation of production from the former Intergum factory in Istanbul to our larger facility in Gebze is already underway and should be completed during the second half of the year.

•	In July we commenced consultation on a new programme to improve efficiency and effectiveness of our chocolate manufacturing activities in Ireland; investment in new manufacturing processes, a reduction in headcount and the relocation of selected products to other Cadbury facilities will improve competitiveness and efficiency and create a sustainable manufacturing centre for Ireland.

Nearly all the restructuring projects in our Vision into Action business plan are now underway, and we remain confident that we will deliver savings in line with our original expectations.

Within restructuring, foreign exchange movements have impacted both the costs and benefits of various projects in the plan. As a result of this translation effect, it is likely both the reported currency costs and benefits will be higher. We have also changed our income assumptions from vacant property, reflecting changes in market conditions since the original assumptions were made in 2007. Taken together, these changes will increase restructuring costs by around £75m.

In addition, because of the strong economic headwinds in Europe the Board has approved a further one-off investment of £25m to accelerate completion of our ‘One Europe’ project, driving further integration of the management and decision making teams within the business. This will bring the total revenue investment in Vision into Action to £550m at current exchange rates (previously £450m at 2007 rates).

2009 Full Year Outlook

We made good progress in the first half in challenging trading conditions. A strong chocolate performance and good growth in emerging markets were partially offset by softer demand in North America and Europe. At the same time, we significantly improved our trading margin whilst maintaining our investment in future growth opportunities.

Our first half margin progress was mainly driven by cost savings from restructuring activities and lower marketing as a percentage of sales, in large part reflecting the benefit of media deflation and the phasing of marketing investment to support innovation in the second half. The deflation should be sustained for the year as a whole and result in a modest overall reduction in marketing as a percentage of revenue although absolute investment in marketing will be broadly equal to last year.

Looking forward for the year as a whole, given the continuing economic uncertainty, we reconfirm our guidance to deliver revenue growth around the lower end of our 4-6% goal range. With the benefit of further cost savings, lower marketing as a percentage of sales and with gross margins expected to be unchanged for the year as a whole, we now expect to deliver a full year margin increase of between 80-100 basis points in constant currency.

Technical Guidance

We provide technical guidance to aid consistency across a range of modelling assumptions of a technical nature. We will provide appropriate updates to this information on a regular basis as part of our normal reporting. The 2009 Full Year Outlook and accompanying Technical Guidance should be reviewed together with the Forward Looking Statements, set out in this release.

We continue to expect our input costs to rise between 6% and 8% in 2009, mainly reflecting the sustained high prices of cocoa. Price realisation strategies are in place to mitigate the impact of input cost inflation and, to date, have been successful.

The impact of foreign exchange translation on our revenue and underlying operating profit is impossible to predict with certainty. Assuming exchange rates remain unchanged for the balance of the year from those as at 21 July 2009, exchange would, for the full year, increase net revenue by around 5% and increase net underlying operating profit by around 6% compared to 2008.

Restructuring costs for 2009 are now expected to be around £220m (2008: £194m) of which £160m is related to the Vision into Action business plan. As outlined in the Vision into Action update in this statement, our overall revenue investment in the plan is now expected to be around £550m at current exchange rates.

The Group’s underlying interest rate in 2009 is expected to be around 6% (2008: 6.5%).

Guidance on the 2009 non-cash post retirement benefit finance charge is unchanged, with an expected charge of £6m for the year as a whole (2008: £27m credit). The net retirement benefit obligation, recognised in the balance sheet is £482m (31 December 2008: £258m), primarily reflecting an increase in underlying inflation assumptions. The next scheduled actuarial review of the UK fund is due in 2010.

The Group’s underlying tax rate for 2009 is expected to be around 28% (2008: 28%).

The Group’s depreciation charge for 2009 is expected to be around £200m (2008: £192m).

Capital expenditure for 2009 is expected to be in the range £360-400m, including around £100m of Vision into Action related expenditure. The total capital expenditure investment over the four year Vision into Action plan is unchanged, at £200m.

Analyst consensus estimates are collated and circulated to interested parties on a periodic basis. To be added to the circulation of estimates, please contact the Investor Relations team.

Next Events

Forthcoming Group announcements or events are:

21 October 2009	Interim Management Statement
11 November 2009	Investor Relations Seminar in London
20 November 2009	Investor Relations Seminar in New York

Performance by Business Unit
Except where stated, all movements are on a base business basis

Britain & Ireland

£m	H1	Base Business	Acq/	Business	Exchange	H1
	2008		Disposals	Improvement Costs		2009
Revenue	565	67	(9)	—	12	635
- year-on-year change		+11.9%	-1.6%	—	+2.1%	+12.4%
Underlying Profit from Operations	58	21	1	(2)	1	79
- year-on-year change		+36.2%	+1.7%	-3.4%	+1.7%	+36.2%
Underlying Operating Margin	10.3%	+220bps				12.4%

In Britain & Ireland, revenue grew by 12% in the first half of 2009. Growth was driven by a very strong performance from the UK business, in both standard and seasonal products. Standard product revenues benefited from significant underlying share gains and product innovations, including Wispa, Giant Buttons and the new bite-size Clusters, Peanuts and Raisins. Seasonal revenues benefited from a longer Easter selling period and strong share gains. Market conditions in Ireland remained challenging, with revenues down compared to the same period in 2008.

Underlying operating margins improved by 220bps, principally reflecting SG&A savings, logistics efficiencies and the benefit of leverage from improved volumes. However, gross margins did not improve in the half, despite pricing actions to recover significant cost inflation.

Middle East and Africa

£m	H1	Base Business	Acq/	Business	Exchange	H1
	2008		Disposals	Improvement Costs		2009
Revenue	168	19	—	—	24	211
- year-on-year change		+11.3%	—	—	+14.3%	+25.6%
Underlying Profit from Operations	10	9	-	(1)	4	22
- year-on-year change		+90%	—	-10%	+40%	+120%
Underlying Operating Margin	6.0%	+400bps				10.4%

In the Middle East and Africa, revenue grew by 11%, driven by strong performance across all categories and regions. In particular, South Africa delivered an excellent result with strong revenue growth. In addition, operations in Nigeria and Egypt continued to improve performance, helping deliver strong profit growth in the half with underlying operating margin up 400bps.

Europe

£m	H1	Base Business	Acq/	Business	Exchange	H1
	2008		Disposals	Improvement Costs		2009
Revenue	496	(26)	—	—	37	507
- year-on-year change		-5.2%	—	—	+7.4%	+2.2%
Underlying Profit from Operations	35	(18)	-	5	4	26
- year-on-year change		-51%	—	+14%	+11%	-26%
Underlying Operating Margin	7.1%	-310bps				5.1%

In Europe, revenue declined by 5% in the first half, notwithstanding an improved second quarter, after a difficult start to the year. Chocolate revenues were broadly unchanged, with Poland delivering good growth throughout the half, and gum and candy were down 5% and 11% respectively. Second quarter revenues were only down 3% with an improved underlying trend emerging through the quarter, particularly in Russia and Turkey. Our business in Eastern Europe also delivered an improved performance toward the end of the period. The impact of reduced revenue exceeded the benefits of Vision into Action initiatives within the business and, as a result, underlying operating margin reduced by 310bps in the half.

Asia

£m	H1	Base Business	Acq/	Business	Exchange	H1
	2008		Disposals	Improvement Costs		2009
Revenue	154	19	—	—	25	198
- year-on-year change		+12.3%	—	—	+16.2%	+28.5%
Underlying Profit from Operations	11	7	-	—	2	20
- year-on-year change		+64%	—	—	+18%	+82%
Underlying Operating Margin	7.1%	+330bps				10.1%

In Asia, revenue grew 12%, driven by particularly strong growth in India and an improved performance in China. Revenue was down in South East Asia although recent product launches have been well received and should strengthen growth opportunities in the region. The strong margin improvement of 330bps reflected improved revenue and good cost management across the business, supplemented by an encouraging performance in China where losses were sharply reduced.

Pacific

£m	H1	Base Business	Acq/	Business	Exchange	H1
	2008		Disposals	Improvement Costs		2009
Revenue	304	10	—	—	38	352
- year-on-year change		+3.3%	—	—	+12.5%	+15.8%
Underlying Profit from Operations	39	2	-	(1)	7	47
- year-on-year change		+5.0%	—	-2.6%	+17.9%	+20.5%
Underlying Operating Margin	12.8%	+20bps				13.4%

In Pacific, revenue grew 3% in the first half. Growth in chocolate, the largest category for the business, was good. The business improved its share of the Australian and New Zealand confectionery markets as it started the re-launch of Cadbury Dairy Milk and benefited from growth in the chocolate category overall. In Japan, good growth in our acquired Xylicrystal candy (a Sansei brand) more than offset a modest decline in gum revenues as a local competitor continued to invest behind a new gum launch. Overall, underlying operating margin was broadly unchanged.

North America

£m	H1	Base Business	Acq/	Business	Exchange	H1
	2008		Disposals	Improvement Costs		2009
Revenue	553	(15)	—	—	110	648
- year-on-year change		-2.7%	—	—	+19.9%	+17.2%
Underlying Profit from Operations	108	3	-	(1)	25	135
- year-on-year change		+2.8%	—	-0.9%	+23.1%	+25.0%
Underlying Operating Margin	19.5%	+110bps				20.8%

In North America, revenue was down 3%, reflecting growth of 1% in the second quarter after a slow start to the year, held back by retail destocking in January (Q1 down 6%). Adjusting for destocking, revenue in the half would have been unchanged. Modest declines in US gum market share in the half were partially offset by a strong share performance in Mexico and a good recovery in the second quarter in Halls. Other traditional candies also performed well. Underlying operating margin improved by 110bps, reflecting the full year benefit of restructuring carried out in 2008, partially offset by a lower gross margin, reflecting the mix effect of lower gum sales.

South America

£m	H1	Base Business	Acq/	Business	Exchange	H1
	2008		Disposals	Improvement Costs		2009
Revenue	196	23	—	—	(6)	213
- year-on-year change		+11.7%	—	—	-3.0%	+8.7%
Underlying Profit from Operations	37	8	-	—	(3)	42
- year-on-year change		+21.6%	—	—	-8.1%	+13.5%
Underlying Operating Margin	18.9%	+170bps				19.7%

In South America, growth remained strong with revenue up 12% in the first half. Growth in gum was very strong, led by an excellent performance from Trident across the region, particularly in Brazil. New products, pricing and improved mix all contributed to a good market share performance. As a result of good growth and increased SG&A efficiencies, underlying operating margin improved by 170bps.

DISCONTINUED OPERATIONS

Divestment of Cadbury’s beverages activities was concluded during the first half of 2009 with the completion of the Australia Beverages disposal on 3 April 2009. Proceeds of the sale, reflecting the gross consideration of £550m, have already been received. After costs and related restructuring charges, net proceeds of approximately £475m will be retained by the end of 2009*. Proceeds from the sale have been used to redeem the Euro 600m bond due in June 2009.

• Additional cash costs totalling around £20m are expected to be incurred as a result of separation activities in 2010 and 2011.

FINANCIAL REVIEW

£m	H1	H1 2008	Reported Currency	Constant Currency
	2009	Re-presented[1]	Growth %	Growth %
Revenue	2,767	2,440	+13	+4
Underlying Profit from Operations	319	237	+35	+19
Restructuring & other non-underlying items
- Restructuring costs	(105)	(70)
- Amortisation and impairment of acquisition intangibles	(2)	(2)
- Non-trading items	1	(6)
- IAS 39 adjustment	(12)	(21)

Profit from Operations	201	138
Share of results in associates	3	4
Underlying Net Financing	(60)	(29)
Net Financing	(92)	(8)
Underlying Profit before Taxation	262	212	+24	+11
Profit before Taxation	112	134
Underlying Taxation	(73)	(62)
Taxation	(33)	26
Underlying profit for the period – continuing operations	189	150	+26	+13
Profit for the period – continuing operations	79	160
Discontinued Operations
- Americas Beverages	—	(53)
- Australia Beverages	234	6
Profit for the Period	313	113
EPS — Continuing Operations
- Underlying	13.9p	8.0p
- Reported	5.8p	8.5p
EPS — Continuing & Discontinued
- Underlying	14.1p	12.6p
- Reported	23.1p	6.0p
EPS — Pro-forma[2]	13.9p	11.2p	+24	+12
Interim Dividend	5.7p	5.3p
Free Cash Outflow[3]	220	109
Net Debt[4]	1.8bn	1.7bn

1	In accordance with IFRS 5, the Income Statement for the six months ended 30 June 2008 has been re-presented following the disposal of Australia Beverages.

2	As a result of the scheme of arrangement to replace Cadbury Schweppes plc with Cadbury plc as the new holding company of the group and the subsequent demerger of Americas Beverages on 7 May 2008, the shares of the Group were restructured with 100 Cadbury Schweppes shares being exchanged for 64 Cadbury shares and 12 shares in DPSG. Proforma EPS calculates underlying earnings per share of the continuing Group with reference to the underlying net profit from continuing operations and assumes that the share restructure was in place for the entire period in 2008.

3	Free cash flow is defined as the amount of cash generated by the business after meeting all its obligations for interest, tax and capital investment. See note 15.

4	Net Debt is defined as total borrowings, less interest rate fair value hedging instruments, cash and cash equivalents and short term investments. See note 13.

Revenue at £2.8bn was 13% higher than last year at actual exchange rates. On a base business basis (excluding the impact of acquisitions, disposals and exchange rates), revenue grew by 4%.

Underlying Profit from Operations at £319m (H1 2008: £237m) was up 35%, or 19% at constant exchange rates, with underlying operating margin increasing by 180 bps to 11.5% or 145 bps at constant exchange rates. This was primarily as a result of the continued successful implementation of our Vision into Action business plan, phasing of marketing investment and the benefit of media deflation, partially offset by lower gross margins.

The charge in respect of business restructuring costs reported outside underlying operating profit was £105m (H1 2008: £70m). Included in this amount are restructuring charges relating to the Vision into Action business plan (£91m).

Amortisation and impairment of acquisition intangibles, charged against profit from operations, was £2m (H1 2008: £2m).

The gain on non-trading items of £1m (H1 2008 loss: £6m) relates primarily to gains on the sale of intellectual property.

Fair value accounting under IAS 39 contributed a charge of £12m (H1 2008: £21m) to our reported profit from operations due to the difference between market commodity prices and spot exchange rates compared to the hedge rates applied to the underlying results.

Profit from operations was up 46% at £201m (H1 2008: £138m). The Group’s share of result in associates (net of interest and tax) was £3m, £1m less than in H1 2008.

Underlying net financing charge for the continuing Group, after reflecting a non-cash post retirement benefit charge of £3m (H1 2008 credit: £16m), at £60m was £31m higher than the prior year. Finance costs, excluding the post-retirement charge, increased from £45m to £57m, led by an increase in average net debt and exchange rate movements. The average net interest rate was 5.6% (H1 2008: 5.5%).

Reported net financing was a charge of £92m (H1 2008: £8m), with a non-underlying charge of £32m, primarily reflecting the impact of the IAS 39 financing adjustment.

Underlying profit before tax was up 24% to £262m as a result of the improved underlying operating performance. Profit before tax was £112m on a reported basis (H1 2008: £134m).

The underlying tax rate was down 1% at 28% (H1 2008: 29%). Reported tax was a charge of £33m (H1 2008: £26m credit), with a non-underlying credit of £40m. In addition to the tax effect of non-underlying items, this includes a tax credit of £10m consisting of a net £71m credit relating to UK tax matters and a £61m charge relating to tax matters which the Group has progressed with authorities in a number of overseas jurisdictions.

In total, non-underlying items contributed a loss of £110m to the profit for the period from continuing operations of £79m.

Discontinued operations in the year relate to the discontinued results of the Australia Beverages business, the sale of which was completed on 3 April 2009. Australia Beverages generated a profit of £234m of which £232m related to the gain on disposal and £2m to underlying trading through to the date of completion. A full income statement, including comparatives, for the discontinued businesses is included in note 9.

Earnings per share
Continuing operations underlying earnings per share were up 74% to 13.9p, principally as a result of the improved base business performance, the change in share structure following the demerger of Americas Beverages and exchange rates.

Total Group, in other words continuing & discontinued, reported earnings per share were 23.1p, up on H1 2008 (6.0p) principally due to the disposal of Australia Beverages.

On a proforma basis, that is after taking into consideration the impact of the capital restructuring as a result of the demerger of Americas Beverages in 2008 and re-presenting comparatives on a consistent basis, underlying proforma earnings per share for the continuing Group increased by 24% from 11.2p to 13.9p, up 12% in constant currency. The reduction in the post-retirement benefit credit had a significant impact on growth in earnings per share. Adjusting both the 2008 and 2009 figures for the respective post-retirement benefit credits and charges incurred would increase the constant currency growth in earnings per share to 22% and the reported currency growth to 37%.

Dividends
The Board has approved an interim dividend of 5.7p per share (H1 2008: 5.3p). This represents an increase of 8% over H1 2008. The interim dividend will be paid on 16 October 2009 to Ordinary Shareholders on the Register at the close of business on 18 September 2009.

Holders of Cadbury plc ordinary shares may reinvest their dividends in Cadbury plc shares by participating in the Dividend Reinvestment Plan (“DRIP”). Any new elections, or amendments to existing elections, must be received by the Registrar by 25 September 2009. Full terms and conditions of the plan are available from the Registrar.

Cash Flow
Free cash outflow for the total Group was £220m compared with £109m in the first half of 2008. Of this, £216m (H1 2008: £127m) related to continuing operations and £4m (H1 2008: £18m outflow) related to discontinued operations.

The increase in the continuing group outflow of £89m, compared to the same period last year, reflects £84m of additional working capital, in part related to ongoing group restructuring activities, £40m of additional tax paid and £15m additional capital expenditure, partially offset by an additional £63m profit from continuing operations. Net capital expenditure for the ongoing confectionery business was £163m (H1 2008: £148m), which included around £66m related to our Vision into Action business plan (H1 2008: £47m).

Net Debt
Net debt was £1.8bn, around £100m lower than that at the year end (£1.9bn), mainly reflecting the proceeds of the Australia Beverages disposal, partially offset by the higher free cash outflow and tax payments in respect of discontinued operations.

In March 2009 the Group issued a 5-year £300m bond with a coupon of 5.375% and in June 2009 refinanced its revolving credit facility with a new £450m 3-year programme. The Group has a strong programme of debt funding which, after redemption of a Euro 600m bond in June 2009, totals around £1.4bn, running through to 2018, with an average maturity of 5 years.

Forward Looking Statements

Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider general economic conditions in the markets in which we operate, as well as the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission and posted on Cadbury plc’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic half yearly and annual reports and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury plc, Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, UK and from the Securities and Exchange Commission’s website at . Cadbury plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury plc or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Basis of Preparation

In accordance with IFRS 5, the income statement for the six months ended 30 June 2008 has been re-presented following the disposal of Australia Beverages. Ongoing business improvement costs of approximately 0.5% of revenue are included within underlying profit from operations as, although the impact on segmental profits may vary year on year, these are expected to be incurred at similar levels each year at a consolidated level as they relate to the maintenance of an efficient business. From 1 January 2009, the Group was reorganised into seven Business Units. Britain, Ireland, Middle East and Africa was split into Britain & Ireland and Middle East & Africa. Asia Pacific was split into Asia and Pacific. The Americas was split into North America and South America. Europe was unchanged. The Group has re-presented its segmental analysis for the comparative 2008 financial information to represent the new Business Unit structure. Comments on the Group and segmental performances in the commentaries on pages 4 to 10 are made on the continuing business, excluding discontinued operations. Comments on movements in revenue, underlying profit from operations and margins are made on a constant exchange rate basis. In the first half of 2009, movements in exchange rates, primarily the Euro and US Dollar increased continuing Group Revenue by 10%, and Underlying Operating Profit by 16% and proforma Underlying EPS by 12%. The contribution from acquisitions and disposals during the period equates to the first twelve months’ impact of businesses acquired or disposed of in the current and prior year. Once an acquisition or disposal has lapped its acquisition date then it is included within the base business results.